Exhibit (e)(14)

Employment Contract

Olink Proteomics AB 559046-8632 Uppsala (the “Company”) and Elias Berglund the “Employee”) have today entered into the following agreement regarding an employment at the Company.

PERSONAL INFORMATION

Name:	Elias Berglund
Personal id #:

The Company and the Employee are referred to individually as "Party" and collectively as the "Parties".

1.	COMMENCEMENT DATE, FORM OF EMPLOYMENT AND POSITION

1.1	The Employee is employed by the Company as Chief People Officer on the terms and conditions of this Agreement (the "Employment"). The Employment will commence on 8 May 2023 and last until further notice.

1.2	This Agreement cancels, replaces and is in substitution of all prior agreements and arrangements, oral or written, between the Parties regarding the Employee's services and terms and conditions of employment.

2.	LOYALTY

2.1	During the Employment, the Employee will work in a loyal and diligent manner for the Company and devote all care and skill to fulfilling the obligations under this Agreement as well as at all times promoting, observing and protecting the Company's interests and maintaining the Company's goodwill and not knowingly do or willingly permit to be done anything that may result in prejudice, loss or injury to the Company.

2.2	The Employee may not without the prior written consent of the Company be directly or indirectly involved or engaged, in any capacity, in any activity, assignment, business, trade, profession or occupation beside the Employment, save that the Employee may hold for bona fide investment purposes not more than 5 per cent of any class of shares or other securities which are listed on a recognised stock exchange.

3.	PLACE AND HOURS OF WORK

3.1	The Employee shall have the principal place of work at the Company's premises currently in Uppsala, or at other locations in Sweden or abroad where the Company from time to time may conduct business. For the fulfilment of the duties under this Agreement, the Employee is obliged to travel within as well as outside Sweden.

3.2	The Employment is a full time position and the normal working hours are 40 hours per week. The Employee is obliged to work overtime when needed.

4.	BASE SALARY

4.1	For the services rendered by the Employee in accordance with this Agreement, the Company shall pay to the Employee a gross monthly salary of SEK 135 000 salary year 2023 (the "Base Salary"). The Base Salary is paid in accordance with the Company's at each time applicable salary payment routines.

4.2	The Employee's Base Salary shall be reviewed annually. The undertaking of a salary review does not confer a contractual right (whether expressed or implied) to any increase in salary and the Employee acknowledges that any salary increase is at the discretion of the Company.

4.3	The Employee is not entitled to any additional compensation for overtime work.

5.	VARIABLE REMUNERATION

5.1	The Employee may, at the Company's sole discretion, be eligible to participate in bonus arrangements established by the Company from time to time. Any bonus, if awarded, will primarily be based on individual, business unit and Company performance. The target amount shall be 30 per cent of the annual Base Salary.

5.2	If the Employment has been terminated during the year for which bonus is calculated, any bonus entitlement shall be reduced to a pro-rated amount based on days worked up to the date of the termination of the Employment.

5.3	The employee is eligible to participate in the Long Term incentive program as set out each year and approved by the board of Directors and the AGM. Your allocation in 2023 is set to be equivalent to 100% of your base salary and granted upon joining Olink.

6.	PENSION AND INSURANCE

6.1	The Employee is entitled to pension benefits, calculated on the Employee's Base Salary, in accordance with Company policy from time to time. For more information see “Olinks Försäkringspolicy”

6.2	The Employee is entitled to insurance coverage in accordance with Company policy from time to time.

7.	VACATION

7.1	The Employee is entitled to thirty (30) days' paid annual vacation in accordance with the Swedish Annual Leave Act (Sw. Semesterlagen (1977:480)). The vacation is planned and decided by the Company.

8.	WORK EQUIPMENT

The Company shall, from time to time, supply the Employee with such equipment that the Company considers appropriate for the performance of the Employee's duties in accordance with this Agreement. Currently, this means that the Employee, for the purpose of performing the duties, shall have access to free mobile telephone and laptop computer and other relevant equipment.

9.	EXPENSES

The Employee shall be reimbursed for reasonable expenses (travel costs, hotel charges, entertainment and similar expenses) which the Employee has incurred in connection with the proper performance of the duties. The Employee shall specify and verify the expenses in accordance with the Company's policy.

10.	PERSONAL DATA AND IT SECURITY

10.1	The Employee acknowledges that the Company will process personal data relating to the Employee. Such data will include the Employee's employment application, address, references, bank details, performance appraisals, work-, vacation-, and sickness records, next of kin, salary reviews, remuneration details, and other data (which may, where necessary, include sensitive personal data relating to the Employee's health, and data held for equal opportunities purposes). The Company will process such personal data for personnel administration and management purposes, to fulfil its obligations with regard to pension and insurance benefits, and to fulfil its obligations with regard to the Employment. The Employee acknowledges that the Employee's right of access, objection, correction, limitation and transferal and other rights in connection to processing of such data is prescribed by law.

10.2	The Employee further acknowledges that the Company may hold and process personal data relating to personnel administration and management purposes, and may, when necessary for those purposes, make such data available (in Sweden or third countries) to its advisers, to third parties providing products and/or services to the Company (such as IT systems suppliers, pensions, benefits and payroll administrators) and as required by law. Furthermore, the Employee acknowledges that the Company may transfer such data to and from any Affiliates for the purposes described above. In this Agreement, an "Affiliate" shall mean any legal body which directly or indirectly controls or is controlled by the Company or which is under the same control as the Company.

10.3	The Employee undertakes to comply with the Company policies regarding the use of Company computers, e-mail systems, Internet services and other software programs. The Employee acknowledges and agrees that the Company shall have full access to all data, files and e-mail correspondence as well as full overview of the Internet usage which is stored in or carried out through the Company's IT system.

11.	INTELLECTUAL PROPERTY RIGHTS

11.1	All intellectual property rights (the "Rights"), including all know-how related thereto, which are made, created or initiated by the Employee, whether within or outside working hours and/or the facilities of the Company or its Affiliates in the course of employment or during the term of the employment or subsequent to the termination of the employment (with respect to patentable inventions, up to one year after the termination of this Agreement) as a result of the employment with the Company shall belong exclusively to the Company or – as the case may be – to an Affiliate. Unless stipulated in mandatory law, the Employee shall not be entitled to any compensation in relation to the Rights, apart from salary and other employment benefits granted under this Agreement.

11.2	The Company shall have the right to modify, amend, transfer, assign and license to any third party the Rights, including any material related thereto or based thereon.

11.3	The Employee is obliged, both during and after the termination of this Agreement, to fully cooperate and take all measures that the Company considers to be necessary in order to inter alia transfer the Rights to the Company, or register the Rights with relevant government authorities (including, without limitation, patent filings) and take actions against potential infringers.

12.	CONFIDENTIALITY

12.1	Except in the proper performance of the Employee's duties, the Employee may not during or after the Employment copy, use or disclose any information which the Company or an Affiliate may reasonably consider to be of a confidential nature ("Confidential Information"). The Employee shall use the Employee's best endeavours to prevent the unauthorised copying, use or disclosure of Confidential Information.

12.2	Confidential Information includes, but is not limited to, information concerning the Company's or Affiliates' technical information, methods, processes, procedures, know-how, inventions, designs, programs, techniques, database systems, formulae and ideas, financial information, price lists, customer and supplier lists, details in relation to agreements with customers, clients and suppliers and their current or future business requirements, details in relation to agreements with employees and their terms and conditions of employment, information designated as confidential and other not publicly known information concerning the business or business relationships, strategies, marketing, development, finances, dealings, transactions, affairs or trade secrets of the Company or Affiliates.

12.3	The prohibition in clause 12.1 shall, however, not apply in cases where this Agreement or applicable law or regulation require that the Confidential Information is disclosed or where the Parties have agreed in writing that the Confidential Information may be disclosed or where the Confidential Information is publicly known and has come to public knowledge in any other way than by breach of the prohibition in this clause 12.

12.4	The Employee undertakes that, upon expiry of the Employment or on the earlier date as may be requested by the Company, the Employee shall return to the person designated by the Company all files, reports, documents, correspondence and other memoranda or materials which have come into the Employee's possession or control due to the Employment, whether or not the memoranda or materials contain Confidential Information and irrespective of the circumstances or conditions under which it may be in the Employee's possession or under the Employee's control and the Employee shall not retain any copies of or access to the memoranda or materials.

12.5	The Employee acknowledges that the Swedish Act on Trade Secrets (Sw. Lag (2018:558) om företagshemligheter) prohibits attacks on trade secrets that the Employee has access to due to the Employment, including but not limited to Confidential Information. The Employee further acknowledges that this prohibition includes that the Employee may not, during or after the Employment, without the Company's consent copy, use or disclose trade secrets of the Company.

13.	NON-SOLICITATION

The Employee undertakes that, during the Employment and for a period of six (6) months following its expiry or termination (i.e. the end of the notice period, if any), the Employee will not directly or indirectly solicit, entice or encourage or attempt to encourage any of the Company's or its Affiliates' employees with whom the Employee has had a close professional relationship due to professional dealings within the twelve (12) months preceding the expiry or termination of the Employment, to leave his or her employment and the Employee will not directly or indirectly engage, employ or offer any such employee any employment or other engagement or agreement regarding services.

14.	NON-COMPETION AND NON-SOLICITATION

14.1	During the term of this Agreement, including any notice period, the Employee's duty of loyalty and fidelity is continuous.

14.2	The Employee undertakes that, during the Employment and for a period of six (6) months following the termination of the Employment (i.e., the end of the notice period, if any) (the "Restricted Period"), the Employee will not directly or indirectly, engage in or be employed by any person or entity which directly or indirectly is engaged in any business which competes with the Company's or its Affiliates' business or canvass, solicit or entice away business, orders, customers or clients from the Company or its Affiliates.

14.3	If this Agreement is terminated on other grounds than the Employee's retirement or the Company's termination of the Agreement in accordance with clause 17.3, the Company will, during the Restricted Period, pay the Employee a compensation equivalent to the difference between the Employee's Base Salary at the end of the Employment and the lower salary to which the Employee is entitled under any new employment or engagement. However, the compensation shall not exceed 60 per cent of the Employee's Base Salary at the end of Employment. In order for the Employee to receive the compensation, the Employee is obliged to keep the Company continuously informed in writing of any new employment or engagement and of the amount of income ensuing from such employment or engagement during the Restricted Period. Further, the Employee is obliged to show that the lower income from new employment or engagement during the Restricted Period is caused by the restrictions set forth in clause 14.2. The Employee shall not be entitled to compensation in accordance with this clause 14.3 during any period when the Employee receives severance pay, if any.

14.4	The Company may, at its sole discretion, limit the scope of any of the undertakings in clause 14.2 above. The Company may also wholly or partially release the Employee from any of the obligations in clause 14.2. If the Employee is released from the undertakings in clause 14.2, the Company will have no obligation to pay any compensation to the Employee pursuant to clause 14.3 above.

15.	LIQUIDATED DAMAGES

If the Employee violates any of the provisions of clauses 111(Intellectual Property Rights), 12(Confidentiality), 13 (Non-Recruitment) and/or 144 (Non-Competition and Non-Solicitation), the Employee shall, in respect of each and every violation, pay liquidated damages to the Company amounting to three (3) times the Employee's Base Salary preceding the violation or, if the Employment has terminated, as at the end date of the Employment. If the violation is on-going, the Employee will be liable to pay the agreed liquidated damages for each month during which the violation subsists. Should the actual loss caused to the Company exceed the agreed liquidated damages, the Company will be entitled to receive additional compensation in respect of such additional damage suffered by the Company.

16.	SET-OFF

If at any time money is owed and payable by the Employee to the Company, whether under the provisions of this Agreement or otherwise, the Employee agrees and accepts that the Company deducts the sum or sums from time to time owing to the Company from any payment due to the Employee from the Company under this Agreement.

17.	TERMINATION

17.1	The Company may terminate the Employment by observing 6 months' notice or the longer notice period set forth in the Employment Protection Act (Sw. Lag (1982:80) om anställningsskydd). The Employee may terminate the employment by observing 6 months' notice. During any notice period, the terms of this Agreement shall continue to apply.

17.2	If the Company declares that the Employee does not have to be at the Company's disposal during the notice period, or part of the notice period, the Company has the right to deduct any income that the Employee earns either directly or indirectly from other employment or business activity from the remuneration received in accordance with this Agreement.

17.3	If a Party commits a gross violation of its obligations under this Agreement, the other Party will be entitled to terminate this Agreement with immediate effect and with no further obligations under this Agreement.

17.4	The expiry or termination of this Agreement (for any reason) will not operate to affect any of its provisions which, in accordance with their terms, are expressed to operate or have effect after such expiry or termination, such as the Employee's obligations under clauses 11 (Intellectual Property Rights), 12 (Confidentiality), 15 (Liquidated Damages), 18 (Return of Company Property) and 20 (Governing Law and Dispute Resolution).

18.	RETURN OF COMPANY PROPERTY

Upon termination of the Employment or on the earlier date as may be requested by the Company, the Employee will return to the person designated by the Company all files, reports, documents and other materials which the Employee has produced or been supplied or entrusted with or which have come into the Employee's possession in connection with the Employment and all equipment and other property belonging to the Company or its Affiliates and the Company's or its Affiliates' business. The Employee must not retain any copies of any property or information referred to in this clause 18.

19.	AMENDMENT AND MODIFICATION

This Agreement may not be amended nor modified unless agreed in writing between the Parties.

20.	GOVERNING LAW AND DISPUTE RESOLUTION

20.1	This Agreement shall be governed by and construed in accordance with the laws of Sweden.

20.2	Any dispute, controversy or claim arising out of or in connection with the Employment or this Agreement shall be settled by the courts of competent jurisdiction in Sweden.

[signatory page follows]

This Agreement has been executed in two (2) originals of which each Party has taken one (1) each.

Uppsala	Uppsala

Date: 2/6/2023	Date: 2/6/2023

/s/ Johanna Isander	/s/ Elias Berglund
Johanna Isander	Elias Berglund

Olink Proteomics AB